Heineken Holding N.V.

04046211

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA

date 3 November 2004

SUPPL

RECEIVED
2004 NOV 16 A 10: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 3 November 2004

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

dlw 11/22

Enclosure

FOR IMMEDIATE RELEASE

Contact: Anneke Groen (Investor Relations)
Heineken
+31-20-523-9469
E-mail: investors@heineken.com
- or -
Véronique Schyns (Press Information)
Heineken
+31-20-523-9606
E-mail: press@heineken.com
- or -
Jeff Zelkowitz (Investor Relations)
Taylor Rafferty
+1-212-889-4350

HEINEKEN HOLDING ANNOUNCES IMPAIRMENT CHARGE ON ITS BRAZILIAN INVESTMENT

Amsterdam, November 3, 2004 - Heineken Holding N.V. announced today that, following its press release dated September 8, 2004, it has decided to take an impairment charge of € 190 million (before deducting of minority interests in the profit of Heineken N.V. of € 95 million) on its 20%-minority stake in the Brazilian Brewery Company Cervejarias Kaiser, reducing the carrying value of its investment to zero.

As minority shareholder, Heineken has no effective influence over the management and over the policies of Kaiser in Brazil. Further, given the development of the real versus the euro, and the current financial performance of Kaiser, Heineken believes that the value of its minority stake is severely impaired. It has been decided to provide for an impairment charge equal to 100% of the amount of the investment. Although the business as a whole has a value, Heineken is unable to determine the realizable value of its 20%-stake with any accuracy or reliability.

The impairment will be reported in the profit and loss account as a non-cash, exceptional item in the fourth quarter of 2004, and has no impact on Heineken's organic rate of profit growth.

In order to preserve its current position in the important Brazilian beer market, Heineken N.V. is considering participating in the capital increase of C$ 45 million announced by Molson on 28 October 2004.

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